UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36669

AXAR ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

1330 Avenue of the Americas — 30th Floor

New York, New York 10019

(212) 356-6130

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Warrants to purchase Common Stock

Units, each consisting of one share of Common Stock and one Warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.0001 per share: 5 holders

Warrants, each exercisable for one share of Common Stock: 0 holders

Units, each consisting of one share of Common Stock and one-half of one Warrant: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 Axar Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AXAR ACQUISITION CORP.

Date: October 13, 2017	By:	/s/ Andrew Axelrod
Name: Andrew Axelrod Title: Chief Executive Officer